October 28, 2015

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

One Station Place

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Ms. Kathleen Collins, Accounting Branch Chief

Re:                             Flextronics International Ltd.

Form 10-K for the Fiscal Year Ended March 31, 2015

Filed on May 21, 2015

File No. 000-23354

Ladies and Gentlemen:

Flextronics International Ltd., a Singapore company (the “Company”), is providing this letter in response to the additional comment raised with respect to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended March 31, 2015 (the “10-K”) in the letter dated October 15, 2015 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to Mr. Christopher Collier, Chief Financial Officer of the Company.  Set forth below are the Company’s responses to the Staff’s comment.  To facilitate your review, the Staff comment, as set forth in the Comment Letter, is reprinted in bold italics, numbered to correspond with the paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response from the Company.

Flextronics International Ltd. (Co. Reg. No. 199002645H)  |  2 Changi South Lane, Singapore 486123  |  Main: +65 6876 9899

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Income Taxes, page 47

1.                                      Please refer to our prior comment 5. We note your proposed disclosure revisions as it relates to the impact of income tax holidays, which appears to repeat information already disclosed in your financial statement footnotes on page 94. We also note that, while helpful, a discussion of the changes in the tax holidays and incentives does not fully explain the volatility in the amounts reported for this line item. Please tell us what consideration was given to providing additional discussion of the items impacting the amount of foreign tax differential, such as a general discussion of the impact of changes in the relative mix of foreign earned income that may impact this amount.

Company Response:

The Company respectfully advises the Staff that, as previously noted, the Company generates most of its revenue and profits from operations outside of Singapore and are generally taxed in jurisdictions with effective tax rates lower than the Singapore statutory rate of 17%.  The Company’s business is jurisdictionally volatile and the movement of business between jurisdictions due to changes in customer demand and geographic manufacturing requirements and the Company’s tax planning strategies correspondingly impacts the Company’s taxable income by jurisdiction and the consolidated effective tax rate.  As noted in the prior response, since the Company’s effective tax rate has not varied materially during the periods presented, the Company has not historically provided a detailed discussion of the changes in the relative mix of foreign earned income impacting the effective tax rate.

However, the Company further acknowledges that a general discussion of the impact of changes in the relative mix of foreign earned income may be beneficial to a reader and will therefore provide expanded discussions of the more significant changes in jurisdictional earnings in future filings.

A pro-forma example of what the Company’s 2015 10-K disclosure would have looked like and modifications which will be made in future filings (marked for changes against the previously provided pro-forma disclosure in our prior response with underline representing added text) is as follows:

Certain of our subsidiaries have, at various times, been granted tax relief in their respective countries, resulting in lower income taxes than would otherwise be the case under ordinary tax rates. The consolidated effective tax rates were 10.4%, 8.7% and 8.0% for the fiscal years 2015, 2014 and 2013, respectively. The effective rate varies from the Singapore statutory rate of 17.0% in each year as a result of the following items:

	For the year ended March 31,
	2015	2014	2013

Income taxes based on domestic statutory rates	17.0%	17.0%	17.0%
Effect of tax rate differential in foreign jurisdictions	-12.1%	-17.1%	-36.7%
Intangible amortization	0.8%	1.2%	1.5%
Change in liability for uncertain tax positions	4.4%	-0.5%	4.6%
Change in valuation allowance	0.4%	6.7%	20.9%
Other	-0.1%	1.5%	0.7%
Provision for income taxes	10.4%	8.7%	8.0%

The variation in our effective tax rate each year is primarily a result of recognition of earnings in foreign jurisdictions which are generally taxed at rates lower than the Singapore statutory rate including the effect of tax holidays and tax incentives we received primarily for our subsidiaries in China, Malaysia, Israel, and Singapore of $9.8 million, $15.2 million and

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$22.6 million in fiscal years 2015, 2014, and 2013, respectively.  The Company’s relative mix of earnings increased from FY’14 to FY’15 in China which has a 25% tax rate.  Further, the Company’s relative mix of earnings increased from FY’13 to FY’14 in Brazil, Canada, and Japan which have tax rates of 34%, 25%, and 37%, respectively.  Additionally, our effective tax rate is impacted to a lesser extent by changes in our liabilities for uncertain tax positions of $29.7 million, $(2.2) million and $15.3 million and changes in our valuation allowance on deferred tax assets of $2.5 million, $26.8 million and $68.6 million in fiscal years 2015, 2014, and 2013, respectively.  The inclusion of $55.0 million of other expense in fiscal 2014 and other income in fiscal 2015, for which no tax impact was recorded in either year due to its nature, had the impact of increasing the effective tax rate in fiscal 2014 and decreasing it in fiscal 2015. We generate most of our revenues and profits from operations outside of Singapore.

In connection with responding to the Staff’s comments, the Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments relating to this letter, kindly contact the undersigned at 408-576-7718.

Very truly yours,

/s/ Jonathan S. Hoak
Jonathan S. Hoak
Executive Vice President and General Counsel

cc:        Christopher Collier, Flextronics International Ltd.
Susan Marsch, Flextronics International Ltd.

Brian Baer, Deloitte & Touche LLP

Jeffrey N. Ostrager, Curtis, Mallet-Prevost, Colt & Mosle LLP

Rebekah Lindsey, Securities and Exchange Commission

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